Exhibit 99.2

SAP Half-Year Report 2024

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SAP Half-Year Report 2024

Introductory Notes

This Half-Year Group Report meets the requirements of German Accounting Standard No. 16 “Half-yearly Financial Reporting” (GAS 16). We prepared the financial data in the Half-Year Report section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information section.

This Half-Year Group Report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half-year financial report, and comprises the consolidated Half-Year Management Report, condensed consolidated Half-Year Financial Statements, and the responsibility statement in accordance with the German Securities Trading Act, section 115 (2).

This Half-Year Group Report updates our consolidated Financial Statements 2023, presents significant events and transactions of the first half of 2024, and updates the forward-looking information as well as significant non-financial key figures contained in our Management Report 2023. This Half-Year Financial Report only includes half-year numbers. Our quarterly numbers are available in the Quarterly Statements for the first and second quarter 2024. Both the 2023 Consolidated Financial Statements and the 2023 Management Report are part of our Integrated Report 2023, which is available at www.sapintegratedreport.com.

All of the information in this Half-Year Group Report is unaudited. This means that the information has been subject neither to any audit nor to any review by an independent auditor.

Unless otherwise stated, all figures in this Half-Year Report are based on SAP Group results from continuing operations.

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SAP Half-Year Report 2024

Consolidated Half-Year Management Report

Strategy and Business Model

SAP continues to execute on the strategy and business model as described in the SAP Integrated Report 2023 to become the #1 enterprise application and business AI company.

Our Product Strategy

SAP’s product portfolio allows enterprises to manage their resources, spend, employees, and customer relationships. For more information about SAP’s product strategy and product portfolio, see the Our Product Strategy section in our Management Report 2023.

Substantial updates to SAP’s product strategy and portfolio for the first half of 2024 are as follows:

SAP Business AI

SAP’s goal is to deliver artificial intelligence (AI) solutions that are relevant, reliable, and responsible. More than 27,000 customers already use SAP Business AI. SAP Business AI solutions are embedded in systems that power critical business processes, with the context of industry-specific data and deep process knowledge, and they are built on ethical AI practices. With Joule, SAP’s generative AI (GenAI) copilot, users can work with the system in natural language, transforming the user experience. Besides embedding AI scenarios in its solutions, SAP also provides access to frontier AI models through the generative AI hub capability in SAP AI Core on SAP Business Technology Platform (SAP BTP), allowing customers and partners to build their own AI use cases and extend embedded GenAI use cases while relying on deep business process integration and secure data access.

In March 2024, we announced a partnership with NVIDIA focused on accelerating GenAI adoption across enterprise applications powering global industries. Meanwhile, as announced at our SAP Sapphire event in 2024, the partnership has already created new capabilities for Joule. This includes AI-assisted coding of application extensions for SAP systems and expert consulting guidance for SAP system deployment. In May 2024, SAP and IBM announced an extension of their partnership focused on helping to deliver greater client productivity and innovation with new GenAI capabilities and industry-specific cloud solutions. In the same month, SAP and Amazon Web Services (AWS) announced an expanded partnership focused on unlocking innovation with GenAI and on helping SAP customers modernize key business processes built on SAP solutions by integrating models from Amazon Bedrock into the generative AI hub in SAP AI Core.

At our SAP Sapphire event in 2024, we also announced additional SAP Business AI innovations and collaborations with partners including Accenture, Boston Consulting Group, Google Cloud, Meta, McKinsey & Company, Microsoft, and Mistral AI. Examples of SAP’s AI innovations include embedding Joule throughout our enterprise portfolio, integrating Joule with Microsoft Copilot, combining Joule with Google’s Gemini AI assistant in integrated business planning, and new generative AI use cases across our solutions in ERP and finance, human resources, sourcing and procurement, supply chain management, customer experience, and IT and platform.

Cloud ERP

In January 2024, SAP announced the RISE with SAP Migration and Modernization program, a set of resources, services, and financial incentives to help customers move to the cloud and maintain the pace and level of innovation that cloud enables.

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Joule, our natural-language, GenAI copilot built directly into SAP S/4HANA Cloud Public Edition in an SAP Early Adopter Care program, was released in February 2024. It aims to transform the way customers interact with the system and to improve business process efficiency and user experience.

At SAP Sapphire in 2024, we announced the next evolution in our RISE with SAP and GROW with SAP solutions and related add-on packages: RISE with SAP includes add-on packages targeted to finance and supply-chain buying centers; GROW with SAP premium subscription now includes SAP Sales Cloud capabilities and Concur Expense solutions at no additional charge. Additionally, tailored add-on packages for advanced finance and HR management are available for customers to easily expand their solutions as needed.

Human Capital Management

In May 2024, we released new AI capabilities throughout SAP SuccessFactors solutions, such as additional capabilities for learning, goals, compensation, and more.

Customer Experience

In the first half of 2024, our SAP Customer Experience organizational unit released the SAP CX AI Toolkit, a new set of business AI capabilities that can be used to generate relevant, personalized content that meets specific customer experience business needs.

SAP Business Technology Platform

At SAP Sapphire in 2024, SAP announced new tools for SAP Build solutions in the low-code and pro-code area and new features for the ABAP Cloud development model, enabling software developers to write ABAP code with GenAI, further driving its clean-core strategy. In addition, Joule powers the SAP Build Code development tools, enabling customers to create SAP Fiori front ends for their SAP S/4HANA Cloud systems faster using GenAI, thus simplifying SAP S/4HANA Cloud extensions.

Business Process Transformation

In May 2024, we launched the SAP Signavio Process Transformation Manager solution as an integrated toolkit to manage process transformation holistically, and the value accelerator library for SAP Signavio solutions, a one-stop library of self-installable value accelerators combining ready-to-use expertise gathered from successfully delivered projects.

At SAP Sapphire in 2024, we announced the beta availability of GenAI capabilities embedded into SAP Signavio solutions: Process & KPI Recommender for pre-configured process models based on SAP best practices, and Text-to-Process, an AI-assisted process model creation.

Working Capital Management

In March 2024, Taulia announced a partnership with Visa to make embedded finance solutions accessible to businesses worldwide through Taulia Virtual Cards. This partnership is in addition to the already existing Mastercard partnership. Taulia Virtual Cards integrates with SAP ERP and other business applications for a seamless and streamlined payment experience for buyers and suppliers.

Sustainability Management

At SAP Sapphire in 2024, we introduced SAP’s carbon calculator engine, available within our SAP Sustainability Control Tower and SAP Sustainability Footprint Management solutions, that helps customers get granular, accurate, and auditable emissions data covering all scopes of required reporting on emissions.

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Services and Support

At SAP Sapphire in 2024, we announced a new certification program for IT professionals responsible for SAP S/4HANA Cloud implementations, which is now available on SAP Learning Hub.

Also at our SAP Sapphire event in 2024, we announced new editions of our SAP Preferred Success plan. These editions are designed to deliver expanded capabilities for specific groups of solutions and to provide a personalized partnership for the lifetime of a customer’s cloud solution.

Our Investments in Innovation

Investment in R&D

SAP’s strong commitment to research and development (R&D) is reflected in our expenditures. In the first half of 2024, our R&D (IFRS) expenses increased 4% to €3,270 million (first half of 2023: €3,138 million). Our IFRS R&D ratio, reflecting R&D expenses as a portion of total revenue, decreased one percentage point (pp) to 20% (first half of 2023: 21%) year over year. Similarly, our non-IFRS R&D ratio decreased 1pp to 20% (first half of 2023: 21%). At the end of the first half of 2024, our total full-time equivalent (FTE) headcount in development was 35,844 (first half of 2023: 36,100). Measured in FTEs, our R&D headcount remained unchanged at 34% of total headcount.

Total R&D expense includes not only our own personnel costs but also the external costs of work and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for the following:

–	Translation, localization, and testing of products

–	Certification of products in different markets

–	Patent attorney services and fees

–	Consulting related to our product strategy

–	Professional development of our R&D workforce

Competitive Intangibles

The majority of (intangible) resources underlying our current and future success does not appear in the book value of equity in our Consolidated Financial Statements. This is apparent from a comparison of the market capitalization of SAP SE (based on all issued shares), which was €232.8 billion at the end of the first half of 2024 (2023: €171.4 billion), with the book value of our equity in the Consolidated Financial Statements, which was €41.9 billion (2023: €43.4 billion). Hence, the market capitalization of our equity is more than five times higher than the book value.

Acquisitions and Divestitures

On June 5, 2024, SAP announced its intent to acquire 100% of WalkMe Ltd. (“WalkMe”), a leader in digital adoption platforms (DAPs). The acquisition is subject to customary closing conditions, including the receipt of WalkMe shareholder approval and necessary regulatory clearances, and is expected to close in the third quarter of 2024. The envisioned combination complements SAP’s Business Transformation Management portfolio of SAP Signavio and SAP LeanIX solutions to help customers on their transformation journeys. The Executive Board and Supervisory Board of SAP SE and the board of directors of WalkMe approved the transaction for US$14.00 per share in an all-cash transaction, representing an equity value of approximately US$1.5 billion. The offer price represents a 45% premium over WalkMe’s closing share price on June 4, 2024.

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Performance Management System

SAP uses various performance measures to manage our performance with regard to our primary financial objectives, which are growth and profitability, and our primary non-financial objectives, which are customer loyalty, employee engagement, Net Zero climate performance, and women in executive roles.

For a more detailed description of SAP’s performance measures, the usefulness and limitations of our non-IFRS measures, and information about constant currency calculation, see SAP Performance Measures which is available on our Web site.

Change in Non-IFRS Expense Measures

In recent years, SAP has replaced many of its cash-settled share-based compensation plans with equity-settled plans. Having most of these plans as equity-settled reduces the impact of share price fluctuations and of other factors outside of our control. For these reasons, SAP has decided that, starting 2024, it will no longer exclude share-based payment expenses from its operating profit (non-IFRS).

Effective 2024, numbers that are identified as financial income, net (non IFRS) are adjusted by excluding gains and losses from equity securities, net. This includes realized and unrealized effects from the disposal of equity securities, ongoing mark-to-market adjustments on marketable equity investments, changes in fair value of non-marketable equity securities, and others.

Excluding gains and losses from equity securities, net, improves the period-over-period comparability, because there is less volatility caused by share price fluctuation, market developments, and other factors beyond our control.

Change in Non-Financial Measures

In 2023, SAP achieved carbon neutrality in its own operations. As part of our Net Zero by 2030 commitment, we discontinued the non-financial measure Net Carbon Emissions in 2024 and replaced it with Gross Greenhouse Gas Emissions. This new non-financial measure is used to measure greenhouse gas emissions along the value chain (scope 1, scope 2, and scope 3 emissions relevant for SAP’s business model). We apply a market-based approach. Renewable energies, for example in the form of self-generated renewable electricity, investments in certified renewable energy certificates, long-term green electricity contracts (power purchase agreements), or renewable electricity purchased by our suppliers and customers can be counted toward the reduction of greenhouse gas emissions. We define, measure, and report our greenhouse gas emissions according to the Greenhouse Gas Protocol (in million tons of CO2 equivalents).

Effective 2024, we introduced the Women in Executive Roles (WiER) KPI to measure the ratio of women to all genders in the three executive levels below the SAP Executive Board, namely the Global Executive Team, the Senior Executive Team, and the Executive Team, to promote gender equality in the workplace and gender balance across the organization. Our priority, with the help of this KPI, is to monitor how the Company is progressing on this commitment.

Financial Performance Review and Analysis

Economy and the Market

Global Economic Trends

In the first half of 2024, global economic activity improved gradually amid remaining headwinds, summarizes the European Central Bank (ECB) in its most recent Economic Bulletin.1 The ECB places particular emphasis on the recovery of imports in emerging markets and major advanced economies.

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Furthermore, the ECB highlights a positive surprise in the euro area at the start of the year: The euro area economy picked up in the first half of 2024, largely due to a broad-based improvement in the services sector and a positive contribution from net trade and domestic demand. Manufacturing showed slight signs of stabilization as well, though still affected by weak demand particularly in energy-intensive sectors. However, exports to some key trading partners such as central and eastern European countries weakened.

The United States showed robust economic activity at the beginning of 2024, although inflation persisted, growth in real disposable income slowed, and the savings rate fell further. However, domestic demand remained solid due to a strong labor market and imports picked up, thus contributing to a trade recovery.

As for China, the ECB finds that economic growth in the first quarters of 2024 turned out stronger than expected. Domestic demand remained weak, but high growth resumed in industrial production and investment improved steadily. This reflected rising public investment from fiscal stimulus carried over from a budget revision in late 2023.

The IT Market

“Organizations are now realizing the benefits of the cloud, particularly when it comes to new innovation and its ability to bring the innovation faster, without necessarily disrupting the technology core with customized software,”2 says International Data Corporation (IDC), a U.S.-based market research firm. Furthermore, “innovation such as traditional AI, machine learning, and generative AI (GenAI) can quickly be embedded into the workflows, creating faster and more intelligent insights and decision points. When decisions are made faster, the organization can pivot quickly to answer the call of disruptions that might occur in the business.”2 These conclusions are part of the Worldwide Enterprise Applications Software Forecast 2024–2028 that the research company issued in May 2024.

IDC’s 2024 SaaS Path Survey, analyzing data from 2,875 enterprise software respondents, finds that […] “approximately 38.5% of organizations on average are using SaaS products and 42% on average are planning on investing in SaaS enterprise applications in the next three years. In addition, across the same grouping, 59.5% of organizations on average plan to renew with the same vendor, while 21% on average are planning to switch to a new vendor.”3

According to IDC, there are clear signals of a change in user behavior when it comes to utilizing enterprise software. “Employees are engaging and interacting with software as a coworker, relying upon its information to navigate the business to the desired outcomes quickly. This change in technology and experience greatly improves the selection of intelligent technology providers that will enhance the market for years to come,”2 said Mickey North Rizza, group vice president, Enterprise Software, IDC.

1 European Central Bank, Economic Bulletin, Issue 4/2024, Publication Date: June 20, 2024

2 Worldwide Enterprise Applications Software Forecast, 2024–2028: AI Everywhere World Brings Intelligence and Experience-Orchestrated Applications. May 2024, IDC #US51079424

3 IDC SaaS Path: Executive Summary, 2024 – Examining the SaaS Buyer’s Journey, 22-May-2024, IDC #US51872624

Impact on SAP

SAP had a strong start into the first half of the year, demonstrating resilient momentum despite ongoing macroeconomic uncertainties. This is highlighted by continued growth in demand for SAP’s solutions and progress with our strategic initiatives. Order entry, Current Cloud Backlog, and Cloud revenues showed persistent high growth rates.

During our SAP Sapphire event in May, SAP announced several partnerships and particularly an expansion of our engagement with NVIDIA, establishing a strong focus on accelerating generative AI across SAP’s portfolio of cloud solutions and applications. With this, SAP’s Business AI strategy is further evolving and is expected to play a key role in customer interactions. Furthermore, our strategic acquisition of WalkMe, a leader in digital adoption platforms, will complement the SAP Signavio and SAP LeanIX portfolios, aiming to improve adoption rates and reduce time to value for our customers.

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Performance Against Our Outlook for 2024

In this section, all discussion of the contributions to target achievement is based either on IFRS or non-IFRS measures. Whether IFRS or non-IFRS measures are discussed is either explicitly stated in the header of the respective subsection, or the numbers are individually identified as either IFRS or non-IFRS measures.

We present, discuss, and explain the reconciliation of IFRS measures to non-IFRS measures in the Supplementary Financial Information section.

Outlook for 2024 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the Financial Targets and Prospects section in this consolidated Half-Year Management Report.

Key Figures – SAP Group in the First Half of 2024 (IFRS and Non-IFRS)

			IFRS	Non-IFRS
€ millions, unless otherwise stated	Q1–Q2 2024	Q1–Q2 2023	∆ in %	Q1–Q2 2024	Q1–Q2 2023	∆ in %	∆ in % (constant currency)
Current Cloud Backlog	NA	NA	NA	14,808	11,537	28	28
SaaS/PaaS	7,782	6,110	27	7,782	6,110	27	28
Thereof Cloud ERP Suite[1]	6,581	4,984	32	6,581	4,984	32	33
Thereof Extension Suite[2]	1,202	1,126	7	1,202	1,126	7	7
IaaS[3]	299	383	–22	299	383	–22	–21
Cloud	8,082	6,493	24	8,082	6,493	24	25
Software licenses	432	591	–27	432	591	–27	–26
Software support	5,621	5,778	–3	5,621	5,778	–3	–2
Cloud and software	14,134	12,863	10	14,134	12,863	10	11
Total revenue	16,329	14,995	9	16,329	14,995	9	10
Operating expenses	–15,894	–12,820	24	–12,855	–12,216	5	6
Operating profit	434	2,174	–80	3,473	2,779	25	27
Operating margin (in %)	2.7	14.5	–11.8pp	21.3	18.5	2.7pp	3.0pp
Profit (loss) after tax from continuing operations	94	1,128	–92	2,223	1,667	33	NA
Profit after tax[4]	94	3,491	–97	2,223	3,448	–36	NA
Effective tax rate (in %)	76.9	36.3	40.6pp	33.1	31.0	2.1pp	NA
Earnings per share, basic (in €) from continuing operations	0.05	0.97	–95	1.91	1.44	33	NA
Earnings per share, basic (in €)[4]	0.05	3.12	–98	1.91	3.23	–41	NA

1 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management.

2 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of Cloud ERP Suite.

3 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

4 From continuing and discontinued operations

Operating Performance (IFRS and Non-IFRS)

Cloud and software revenue (IFRS and non-IFRS) was €14,134 million (first half of 2023: €12,863 million), an increase of 10%. On a constant currency basis (non-IFRS), the increase was 11%. This increase was mainly driven by cloud revenue growth of 24%, which was particularly fueled by strong growth in our Cloud ERP Suite. Software licenses revenue (IFRS and non-IFRS) decreased 27% (26% at constant currencies, non-IFRS) as more customers selected SAP’s cloud offerings such as RISE with SAP. Software support revenue (IFRS and non-IFRS) was €5,621 million (first half of 2023: €5,778 million), a decrease of 3% (2% at constant currencies, non-IFRS).

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Our operating expenses (IFRS) increased 24% to €15,894 million (first half of 2023: €12,820 million), primarily due to restructuring expenses. Operating expenses (non-IFRS) increased 5% to €12,855 million (first half of 2023: €12,216 million) at a slower pace compared to revenue growth.

Share-based payment expenses increased to €1,280 million (first half of 2023: €1,167 million), mainly due to an increase in the SAP share price of around €50 in the first half of 2024 (first half of 2023: increase in the SAP share price of around €30). For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.3).

The restructuring expenses, which increased to €2,873 million (first half of 2023: €257 million), mainly relate to the transformation program that SAP announced in the first quarter of 2024 to further increase its focus on key strategic growth areas, notably AI. The vast majority of projected expenses has already been recognized in the first half of 2024. For more information about restructuring, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.4).

Compared with the same period in the previous year, our operating profit (IFRS) decreased 80%, or €1,740 million, to €434 million (first half of 2023: €2,174 million), mainly due to the restructuring expenses.

The described effects also apply to our non-IFRS operating profit and non-IFRS operating margin, which are excluded from the restructuring expenses.

Profit After Tax and Earnings per Share (IFRS)

Profit after tax (IFRS) was €94 million (first half of 2023: €1,128 million), a decrease of more than 92% compared to the same period in 2023. Basic earnings per share (IFRS) was €0.05 (first half of 2023: €0.97), a decrease of 95%. The change in profit after tax (IFRS) and in basic earnings per share (IFRS) is mainly due to the above-mentioned increase in shared based compensation expenses and restructuring expenses. These effects are slightly compensated by the result of gains and losses from equity securities, net which increased €164 million to €123 million (first half of 2023: –€41 million). Profit after tax from continuing operations and discontinued operations decreased 97% from €3,491 million to €94 million due to the above-mentioned effects and the divesture of Qualtrics and the corresponding disposal gain in the first half of 2023.

The effective tax rate (IFRS) was 76.9% (first half of 2023: 36.3%). The year-over-year increase mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring, which were partly compensated by changes in tax-exempt income and non-deductible expenses.

Profit After Tax and Earnings per Share (Non-IFRS)

Profit after tax (non-IFRS) was €2,223 million (first half of 2023: €1,667 million), an increase of 33%. Basic earnings per share (non-IFRS) was €1.91 (first half of 2023: €1.44), an increase of 33%. The change in profit after tax (non-IFRS) and in basic earnings per share (non-IFRS) is mainly due to the above-mentioned increase of cloud revenue and improvements in margin. Profit after tax from continuing operations and discontinued operations (non-IFRS) was €2,223 million (first half of 2023: €3,448 million), due to the divesture of Qualtrics and the corresponding disposal gain in the first half of 2023.

The effective tax rate (non-IFRS) was 33.1% (first half of 2023: 31.0%). The year-over-year increase mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring.

Segment Information

At the end of the first half of 2024, SAP had one operating segment.

For more information about our segment reporting, see the Notes to the Consolidated Half-Year Financial Statements, Note (C.1) and Note (C.2). For more information about our operating performance, see the Operating Performance (IFRS and Non-IFRS) section in this consolidated Half-Year Management Report.

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Finances and Assets (IFRS)

Cash Flow

€ millions	Q1–Q2 2024	Q1–Q2 2023	∆
Net cash flows from operating activities	4,297	3,160	36%
Capital expenditure	–365	–413	–12%
Payments of lease liabilities	–148	–188	–21%
Free cash flow	3,784	2,559	48%
Free cash flow margin	23	17	6pp
Free cash flow (as a percentage of profit after tax)	4,036	227	3,809pp

The higher operating cash flow is mainly attributable to increased profitability and an enhanced working capital management, as well as lower payments for income taxes (€70 million decrease year over year). Payouts related to restructuring amounted to €563 million in the first half of 2024. For more information about our transformation program, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.4).

The free cash flow margin, defined as free cash flow as a percentage of total revenue, increased 6pp year over year.

Group Liquidity

€ millions		2024	2023
Net liquidity (+)/net debt (–) 12/31/2023 (PY: 12/31/2022)	Free Cash Flow	3,521	–2,070
Net cash flows from operating activities	3,784	4,297	3,160
Capital expenditure		–365	–413
Lease payments		–148	–188
Business combinations		–19	0
Dividends		–2,565	–2,395
Treasury shares		–975	0
Net proceeds from Qualtrics sale		0	6,323
Other		–73	–237
Net liquidity (+)/net debt (–) 6/30/2024 (PY: 6/30/2023)		3,674	4,180

Liquidity and Financial Position

€ millions	6/30/2024	12/31/2023	∆
Financial debt	–7,776	–7,755	–21
Cash and cash equivalents	7,870	8,124	–254
Current time deposits and debt securities	3,579	3,151	+428
Group liquidity	11,449	11,275	+174
Net liquidity (+)/net debt (–)	3,674	3,521	+153

Goodwill	29,777	29,088	+689
Total assets	70,378	68,335	+2,043
Total equity	41,942	43,406	–1,465
Equity ratio (total equity as a percentage of total assets)	60	64	–4pp

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Dividend Policy

On June 5, 2024, SAP announced that it was adjusting its dividend policy effective immediately.

The new policy is to pay a dividend amounting to at least 40% of the Group’s non-IFRS profit after tax from continuing operations (previously: at least 40% of the Group’s IFRS profit after tax).

This change is intended to reduce volatility in the dividend payout ratio and ensure close alignment between dividend payout and financial performance.

Employees

For over five decades now, our people have been the driving force behind the continuous success of SAP, through dedication, customer focus, and innovation power. Aiming for a highly engaged, diverse, future-fit workforce equipped with the right skills while also adapting to new market trends helps SAP attract and retain the best talent.

As part of SAP’s business transformation, we also want to leverage the power of AI to best support our managers and employees, elevating their employee experience and guiding our people decisions, while increasing the digitalization and overall efficiency and effectiveness of our People & Culture function.

In the first six months of 2024, we accelerated the adoption of new transformational technologies to support our managers and employees across the employee lifecycle with cutting-edge human capital management (HCM) solutions, for example:

–	Our over 105,000 employees have direct access to business AI solutions such as the internal Job Matching Assistant app developed on SAP BTP.

–	More than 4,000 SAP employees can already leverage Joule integrated into SAP SuccessFactors, supported by our clear ambition for an SAP-wide roll-out by the end of 2024.

Aiming to become one of the world’s leading AI-powered People & Culture functions, we apply insights from our own implementation journey to help drive the development of leading-edge HCM solutions from an HR practitioner perspective, while actively sharing our showcase with SAP customers and partners.

With SAP entering a new era, we believe that getting together again in person more regularly (as envisaged by our Return to Office guidance) will be key to success – fostering collaboration, innovation, and productivity as the basis for strengthening our culture and shared values. In January 2024, we announced our evolved Pledge to Flex hybrid work guidance, requiring all SAP employees to work three-days-a-week in-office or at a customer/partner site, considering local regulations. A transition period until the end of April (for Germany until the end of May), with targeted enablement for employees and leaders, ensured a country-specific adaptation and Company-wide ramp-up. An exception handling framework empowers SAP leaders to grant temporary exceptions within certain guardrails. This supports employees throughout the transition.

With employees from more than 150 nationalities and five generations, diversity and inclusion (D&I) is an integral part of SAP’s DNA. Over the last 18 months, we have received 170 Employer of Choice awards, including 55 recognitions for equality and diversity.

Our D&I strategy focuses on multiple dimensions of human identity. From a gender diversity perspective, our aspiration to reach gender parity continues, and we aim to increase the share of women in the workforce1 to 40% by the end of 2030. At the end of the first half of 2024, women comprised 35.3% of our workforce and held 29.9% of all management positions2 at the Company. Also, SAP has set a new target of increasing the representation of women in executive roles3 to 25% by the end of 2027. This target is linked to the compensation of the SAP Executive Board members. We are currently at 21.9%.

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We are building a leadership pipeline through initiatives such as our Women to Watch program; piloted in the first half of 2023 with 251 participants. The first cohort ran from May 2023 until April 2024 with a 27.9% progression and promotions rate during this time. In addition, a stronger focus on inclusive hiring practices, which led to a 41.6% female hiring share in 2023, has supported progress on our KPIs.

Crucial to our success are our 13 employee network groups, led by over 900 employee volunteers, which connect one-third of our global workforce across 50 countries. The Business Women’s Network, dedicated to helping women advance their careers at SAP, is the largest of these groups, with more than 19,000 members. Through the active participation of employees, topics such as LGBT inclusion, neurodiversity/autism inclusion, accessibility, and faith in the workplace also remain a priority for SAP.

Our market-leading Fair Pay practices are agnostic of personal characteristics such as gender and age. They continue to ensure that all employees are compensated both within the pay range for their individual roles and within the acceptable spread of pay differences with peers. We accomplish this through annual global reviews and centrally funded pay adjustments, which most recently took place in the first half of 2024. Our post-review analysis found that fewer women than men needed pay equity adjustments. What’s more, 99.8% of employees have transparency into their own pay ranges and visibility into their annual compensation statements. These statements were enhanced in 2024 to include the previous years’ equity grants (as applicable) and the value of top benefits (available to 80% of employees compared to 66% in 2023). Among the top benefits, we displayed SAP’s contributions to pensions, healthcare plans, and, where available, flexible benefits schemes in certain countries.

Looking at our people-related KPIs, the Employee Engagement Index was at 72%, a decrease of 8pp compared to both the score of 80% in October 2023 and the full-year score published in our Integrated Report 2023. We expect the full-year score for Employee Engagement to range between 70% and 74%. Our Leadership Trust Net Promoter Score remains robust at 67 points. Similarly, the Business Health Culture Index stands strong at 78%, meeting the target corridor of 78% to 80%. At the end of the first half of 2024, SAP’s Employee Retention Rate4 was still high at 96.6% (compared to 95.1% at the end of the first half of 2023 and 96.4% at the end of 2023). On June 30, 2024, we had 105,315 FTEs worldwide (June 30, 2023: 105,328 FTEs; December 31, 2023: 107,602 FTEs). For a breakdown of headcount by function and geography, see the Notes to the Consolidated Half Year Financial Statements, Note (B.1).

SAP is constantly adapting to new market conditions and changing customer requirements. As part of this ongoing transformation, we launched a Company-wide restructuring program in 2024. Our aim is to further simplify our structures and processes while investing in key strategic growth areas such as AI. For more information on the impact of the program, see Note (B.4).

1 We define “women in the workforce” as the share of women in the total workforce.

2 We define “women in management” as the share of women in management positions as compared to the total number of managers, expressed by the number of individuals and not FTEs. It includes three categories: 1) Managers managing teams: Refers to managing teams of at least one employee or vacant positions; 2) Managers managing managers: Refers to managing managers who manage teams; 3) Executive Board members.

3 We define “women in executive roles” as the ratio of women on the three management levels below the Executive Board out of the combined total of all genders at these three levels. “Women in executive roles” is measured as a percentage of women heads out of the total number of heads at those three executive levels.

4 Ratio of the average number of employees minus the employees who left voluntarily, to the average number of employees, over the past 12 months (in full-time equivalents, or FTEs). This ratio puts emphasis on employee-initiated turnover. In other words, we seek to measure how many employees choose to stay with SAP. As opposed to keeping a low turnover rate, we aim to keep our retention rate high. For more transparency and precise headcount management purposes, the number of employees who left voluntarily excludes those who left voluntarily as part of restructuring-related departures.

Energy and Emissions

In the first half of 2024, we maintained our commitment to help rebuild a more resilient, restorative, and inclusive economy while respecting planetary boundaries and human rights – both as an enabler and exemplar. SAP aims to put sustainability at the core of every business. To help our customers on their sustainability journey, we offer an expanded portfolio of solutions for sustainability management. For more information, see the Our Product Strategy section in this consolidated Half-Year Management Report.

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In 2023, SAP achieved carbon neutrality in its own operations following our strategic approach to first avoid, secondly reduce, and thirdly compensate our yet unavoidable emissions. This means that the net carbon emissions of our own operations (covering scope 1, 2 and selected scope 3 emissions) reached 0 kilotons (kt) of CO2 equivalents (CO2e) after we continued and expanded efficiency and innovation programs. Having reached our carbon neutrality milestone in 2023, we are now focused on our next goal: achieving net zero emissions along our entire value chain (covering scope 1, 2 and 3) by 2030 in line with a 1.5°C future. In this regard, we aim to apply the demanding Corporate Net-Zero Standard set by the Science-Based Targets initiative (SBTi).

SAP’s ESG efforts – along with its measures, initiatives, and targets – have been recognized by renowned sustainability ratings and ranking organizations:

–	In IDC’s “Sustainability Index for Software Providers” report, SAP placed in the top 3 of 23 assessed software vendors.

–	We ranked 48th in Corporate Knights’ 2024 Global 100 Most Sustainable Corporations in the World index.

Organization and Changes in Management

On April 2, 2024, SAP announced that the Supervisory Board had extended the contract of Executive Board member Dr. Juergen Mueller, Chief Technology Officer, for three years until the end of 2027.

On May 6, 2024, SAP announced that the Supervisory Board had extended the contract of CEO and Executive Board member Christian Klein for three years until the end of April 2028 and had made him the chairperson of the Executive Board.

Risk Management and Risks

We have comprehensive risk-management structures in place that are intended to enable us to recognize and analyze risks early on, take the appropriate action, and mitigate any risks that materialize as presented in the Risk Management and Risks section in our Integrated Report 2023 and our Annual Report on Form 20-F for 2023.

For changes in our Litigation, Claims, and Legal Contingencies since our last Integrated Report, see the Notes to the Consolidated Half-Year Financial Statements, Note (G.1).

Based on our aggregation approach and taking into consideration the mitigations implemented for all our risk factors and risks, as at June 30, 2024, we see no material change relative to our 2023 risk assessment or 2023 risk-bearing capacity. We do not believe that any of the risks we identified in our Integrated Report 2023 and Annual Report on Form 20-F for 2023, and as outlined herein, jeopardize our ability to continue as a going concern.

Expected Developments and Opportunities

Future Trends in the Global Economy

In its most recent Economic Bulletin,1 the European Central Bank (ECB) presents a largely unchanged outlook for global economic growth, compared to statements earlier this year: Global GDP growth in 2024 and beyond might remain slightly below the average rate for the past decade. Presumably, the risks to economic growth will be balanced in the near term. However, trade tensions between major economies, geopolitical risks, and restrictive monetary policies could diminish economic growth projections.

According to the ECB, the euro area economy is likely to continue its services-led expansion in the near future, even at a higher pace than previously suggested. Robust wage growth might lead to increasing disposable income, more confidence, and improving terms of trade, giving rise to a consumption-driven recovery over the course of 2024. Economic growth in the euro area could also benefit from a resilient labor market, lower inflation, and a pick-up in productivity over the projection horizon. Expanding foreign demand should support euro area export growth.

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In the United States, the ECB expects imports to recover further in the second half of the year. Real GDP growth might increase slightly but will likely remain below the pace of growth recorded in the second half of 2023.

As for China, the ECB suggests that investment in industrial production will probably improve steadily, driven by stimulus in infrastructure projects. However, it also projects continued weakness in producer price developments and sluggish domestic demand.

Economic Trends – GDP Growth Year Over Year

%	2023	2024p	2025p
World	3.2	3.2	3.2
Advanced Economies	1.6	1.7	1.8
Emerging Markets and Developing Economies	4.3	4.2	4.2
Regions (according to IMF taxonomy)
Euro Area	0.4	0.8	1.5
Germany	–0.3	0.2	1.3
Emerging and Developing Europe	3.2	3.1	2.8
Middle East and Central Asia	2.0	2.8	4.2
Sub-Saharan Africa	3.4	3.8	4.0
United States	2.5	2.7	1.9
Canada	1.1	1.2	2.3
Latin America and the Caribbean	2.3	2.0	2.5
Japan	1.9	0.9	1.0
Emerging and Developing Asia	5.6	5.2	4.9
China	5.2	4.6	4.1
p = projection

Source: International Monetary Fund (IMF), World Economic Outlook April 2024, Steady but Slow: Resilience amid Divergence (https://www.imf.org/-/media/Files/Publications/WEO/2024/April/English/text.ashx), p. 10.

The IT Market – Outlook for 2024 and Beyond

“The demand for cloud-based enterprise applications software, which continues to be the foundational deployment model in the digital era and AI everywhere world, outpaces that of on-premises and other software solutions.”2 This is what the U.S.-based market research firm IDC said in May 2024 in its Worldwide Enterprise Applications Software Forecast 2024–2028. On-premise deployment in the worldwide enterprise software market is expected to grow 2.3% CAGR whereas the public cloud growth rate is expected to reach 16.5% CAGR by 2028.2 “With organizations making this shift to the cloud, and many others planning on replacing their current cloud system, the enterprise applications software market overall, along with the individual application markets, will continue to be very competitive for years to come,”2 says IDC.

Adding generative artificial intelligence (GenAI) to the equation, IDC states: “Competitive advantage is a clear differentiator in the digital world, and applying GenAI is a clear-cut win for organizations as it improves not only productivity but also decision velocity.”2 Enterprise software vendors’ commercial models to monetize AI are in early stages, though. Interestingly, “30.9% of the respondents from IDC’s 2024 SaaS Path Survey are willing to pay more for machine learning and artificial intelligence capabilities”2,3 in their enterprise software landscape, which might lead to better predictability of future revenue streams for vendors. As a clear mandate for enterprise software vendors, IDC advises to “embrace generative AI. Vendors that are not embracing generative AI may find themselves in trouble quickly.”2,3 The aforementioned 2024 Survey finds that “across the enterprise application markets, 25.4% of corporations plan to replace their current application if GenAI is not included in the next release and 21.4% will renew because GenAI is included in the next release.”2,3 Overall, “the transformative potential of GenAI in the business is an incredible opportunity to reshape business experience completely,”2 says IDC.

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As an important aspect for vendors to focus on, IDC suggests to “harness the internal uses of GenAI, as Generative AI solutions are revolutionizing the software development process by enabling the automatic generation of computer code from text prompts”.2 According to IDC, GenAI will have a multifold impact on software developer efficiency and productivity, by “handling routine tasks and identifying errors but also modernizing legacy systems and facilitating language translation. This integration of AI into development tools promises high-quality code recommendations, streamlining the creation process and bolstering security.”2

1 European Central Bank, Economic Bulletin, Issue 4/2024, Publication Date: June 20, 2024

2 Worldwide Enterprise Applications Software Forecast, 2024–2028: AI Everywhere World Brings Intelligence and Experience-Orchestrated Applications. May 2024, IDC #US51079424

3 IDC SaaS Path: Executive Summary, 2024 – Examining the SaaS Buyer’s Journey, 22-May-2024, IDC #US51872624

Impact on SAP

The number of macro challenges has not gotten smaller in 2024, and business model agility and resiliency is key for SAP and its customers. Ongoing wars in Ukraine and Gaza pose real threats to supply chains, and trade tensions between major economies put additional pressure on companies.

Nevertheless, SAP reported very strong business results in the first six months of the year and confidently confirms the 2024 outlook.

Our clear strategy towards cloud and business AI across the complete portfolio resonates with the robust demand from our customers. As we focus on tangible and applicable use cases for our customers, enabling them to differentiate and gain competitive advantage over their peers, the strategy positions SAP as trusted advisor and vendor of choice. Our healthy pipeline fueled by net new customers, the cloud conversions by existing customers and substantial upselling and cross-selling makes us confident for the future. Growth rates for Current Cloud Backlog, Cloud revenues and particularly for Cloud ERP Suite show sustained high values, and the percentage of more predictable revenues reached 84% in the second quarter.

The Company-wide transformation program that we initiated in January 2024 continues to progress well, further enhancing our operational efficiencies and laying the groundwork for future growth and agility.

Financial Targets and Prospects (Non-IFRS)

Revenue and Operating Profit Targets and Prospects

In April 2024, SAP revisited its 2024 outlook and confirmed its performance expectations underlying its January 2024 outlook. In July 2024, SAP reconfirmed its 2024 outlook and continues to expect:

–	€17.0 billion to €17.3 billion in cloud revenue at constant currencies (2023: €13.66 billion), up 24% to 27% at constant currencies

–	€29.0 billion to €29.5 billion in cloud and software revenue at constant currencies (2023: €26.92 billion), up 8% to 10% at constant currencies

–	€7.6 billion to €7.9 billion non-IFRS operating profit at constant currencies (2023: €6.51 billion), up 17% to 21% at constant currencies.

–	Free cash flow of approximately €3.5 billion (2023: €5.09 billion)

–	An effective tax rate (non-IFRS) of around 32.0% (2023: 30.3%)

Additionally, SAP continues to expect:

–	Current Cloud Backlog: we expect a year-end growth rate similar to that of 2023, while at a larger scale

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–	Cloud ERP Suite revenue: we expect to sustain the high growth rate in 2024

While SAP’s full-year 2024 business outlook is at constant currencies, actual-currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. For the third-quarter and full-year 2024 expected currency impacts, see the table below:

Currency Impact Assuming June 30, 2024 Rates Apply for 2024

In percentage points	Q3	FY
Cloud	+0.5 pp	−0.5 pp
Cloud and software	+0.5 pp	−0.5 pp
Operating profit	+0.0 pp	−1.5 pp

The following table shows the estimates of the items that represent the differences between our IFRS financial measures and our non-IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for Full Year 2024	Q1–Q2 2024	Q1–Q2 2023
Acquisition-related charges	280–360	166	177
Restructuring[1]	approximately €3 B	2,873	257
Regulatory compliance matters	0	0	170
Adjustment for gains and losses from equity securities, net	NA2	−123	41

1 For more information about restructuring, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.4).

2 We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

Furthermore, the differences between free cash flow as our non-IFRS financial measure and operating cash flow as our IFRS financial measure include estimated cash flows in 2024 for leasing and capital expenditures of €1.1 billion (2023: €1.1 billion).

Medium-Term Prospects

SAP is updating its financial ambition 2025, reflecting the anticipated incremental benefits from the expanded transformation program. Overall savings from the transformation program are expected to include a triple-digit million Euro amount from the internal deployment of Business AI scenarios.

By 2025, SAP now expects:

–	Non-IFRS operating profit of approximately €10.2 billion (previously: approximately €10 billion) reflecting expected savings of approximately €200 million from the increased volume of the restructuring program.

SAP continues to expect:

–	Cloud revenue of more than €21.5 billion

–	Total revenue of more than €37.5 billion

–	Non-IFRS cloud gross profit of approximately €16.2 billion

–	Free cash flow of approximately €8.0 billion including an anticipated mid-triple-digit million Euro restructuring payout in 2025 associated with the 2024 transformation program

–	A share of more predictable revenue of approximately 86%

The 2025 financial ambition is based on an exchange rate of 1.10 USD per EUR.

Furthermore, SAP expects:

–	Operating margin to expand beyond 2025

–	Total revenue growth to accelerate through 2027

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–	The sum of total revenue growth and free cash flow margin (as a percentage of total revenue) to increase through 2025 (2023: 22% based on actual currency)

Goals for Liquidity, Finance, and Investments

SAP believes that its liquid assets combined with its undrawn credit facilities are sufficient to meet its operating financing needs in the second half of 2024 as well, and, together with expected cash flows from operations, will support debt repayments and its currently planned capital expenditure requirements over the near and medium term.

In 2024 and compared to 2023, SAP expects a decrease in free cash flow to approximately €3.5 billion mainly due to restructuring and compliance payments, which are expected to be partially offset by increased profitability. Consistently to what SAP disclosed in its Integrated Report 2023, SAP reiterates its expectations for free cash flow of approximately €3.5 billion in 2024 and approximately €8.0 billion in 2025 despite anticipated mid-triple-digit million Euro payouts due to restructuring. Overall payouts associated with the program are currently expected at approximately €3 billion.

In the second half of 2024, SAP intends to repay U.S. private placements with a volume of $0.3 billion as well as a Eurobond with a volume of €0.9 billion.

SAP’s planned investment expenditures for 2024 and 2025, other than from business combinations, consist primarily of the purchase of IT infrastructure (such as data centers) and the construction of new buildings. Primarily driven by lower investment expenditures for Facility and IT, SAP now expects planned investment expenditures below €900 million for 2024, compared to the approximately €950 million disclosed in the Integrated Report 2023. In 2025, capital expenditures are still expected to decrease to approximately €700 million.

Non-Financial Goals 2024 and Ambitions for 2025

In addition to our financial goals, we focus on four non-financial targets: customer loyalty, employee engagement, Net Zero climate performance, and women in executive roles.

In 2024, SAP now expects the Employee Engagement Index to be in a range of 70% to 74% (previously: 76% to 80%).

SAP continues to expect:

–	A Customer Net Promoter score of 9 to 13

–	To steadily decrease carbon emissions across the relevant value chain, in line with our target of achieving Net Zero carbon emissions by 2030

–	To steadily increase the number of women in executive roles in line with our end of year 2027 target to achieve 25%

For 2025, SAP now aims to increase the Employee Engagement Index (previously: Steadily increasing the Employee Engagement Index).

SAP continues to aim for:

–	A steadily increasing Customer Net Promoter Score

The 2025 non-financial ambitions are in addition to our medium-term targets of achieving net-zero carbon emissions across the value chain by 2030 and of reaching 25% women in executive roles by the end of 2027.

Premises on Which Our Outlook and Prospects Are Based

In preparing our outlook and prospects, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

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Opportunities

We have comprehensive opportunity-management structures in place that are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. The opportunities remain largely unchanged compared to what we disclosed in our Integrated Report 2023.

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Consolidated Half-Year Financial Statements – IFRS

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SAP Half-Year Report 2024

Consolidated Income Statement of SAP Group – Half Year

€ millions, unless otherwise stated		Q1–Q2 2024	Q1–Q2 2023	∆ in %
Cloud		8,082	6,493	24
Software licenses		432	591	–27
Software support		5,621	5,778	–3
Software licenses and support		6,053	6,369	–5
Cloud and software		14,134	12,863	10
Services		2,195	2,132	3
Total revenue	(A.1), (C.2)	16,329	14,995	9

Cost of cloud		–2,214	–1,897	17
Cost of software licenses and support		–637	–687	–7
Cost of cloud and software		–2,851	–2,584	10
Cost of services		–1,699	–1,718	–1
Total cost of revenue		–4,550	–4,301	6
Gross profit		11,778	10,693	10
Research and development		–3,270	–3,138	4
Sales and marketing		–4,496	–4,457	1
General and administration		–696	–670	4
Restructuring	(B.4)	–2,873	–257	>100
Other operating income/expense, net		–9	3	NA
Total operating expenses		–15,894	–12,820	24
Operating profit (loss)		434	2,174	–80

Other non-operating income/expense, net		–153	–116	32
Finance income		611	369	65
Finance costs		–486	–656	–26
Financial income, net	(C.3)	125	–287	NA
Profit (loss) before tax from continuing operations	(C.2)	407	1,771	–77

Income tax expense		–313	–643	–51
Profit (loss) after tax from continuing operations		94	1,128	–92
Attributable to owners of parent		60	1,135	–95
Attributable to non-controlling interests		34	–7	NA
Profit (loss) after tax from discontinued operations		0	2,363	NA
Profit (loss) after tax[2]		94	3,491	–97
Attributable to owners of parent[2]		60	3,640	–98
Attributable to non-controlling interests[2]		34	–149	NA

Earnings per share, basic (in €)[1] from continuing operations		0.05	0.97	–95
Earnings per share, basic (in €)[1,2]		0.05	3.12	–98
Earnings per share, diluted (in €)[1] from continuing operations		0.05	0.97	–95
Earnings per share, diluted (in €)[1,2]		0.05	3.09	–98

1 For the six months ended June 30, 2024 and 2023, the weighted average number of shares was 1,167 million (diluted: 1,178 million) and 1,168 million (diluted: 1,176 million), respectively (treasury stock excluded).
2 From continuing and discontinued operations

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Consolidated Statements of Comprehensive Income of SAP Group – Half Year

€ millions	Q1–Q2 2024	Q1–Q2 2023
Profit after tax	94	3,890
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax	–5	0
Income taxes relating to remeasurements on defined benefit pension plans	0	0
Remeasurements on defined benefit pension plans, net of tax	–4	0
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax	–4	0
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax	1,127	–755
Reclassification adjustments on exchange differences on translation, before tax	25	–129
Exchange differences, before tax	1,153	–884
Income taxes relating to exchange differences on translation	10	8
Exchange differences, net of tax	1,163	–876
Gains (losses) on cash flow hedges/cost of hedging, before tax	4	45
Reclassification adjustments on cash flow hedges/cost of hedging, before tax	–10	–32
Cash flow hedges/cost of hedging, before tax	–6	13
Income taxes relating to cash flow hedges/cost of hedging	7	–4
Cash flow hedges/cost of hedging, net of tax	1	10
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	1,164	–866
Other comprehensive income, net of tax	1,160	–866
Total comprehensive income[1]	1,253	3,024
Attributable to owners of parent[1]	1,207	3,233
Attributable to non-controlling interests[1]	47	–208

1 From continuing and discontinued operations

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SAP Half-Year Report 2024

Consolidated Statement of Financial Position of SAP Group

as at 6/30/2024 and 12/31/2023
€ millions		2024	2023
Cash and cash equivalents		7,870	8,124
Other financial assets		3,808	3,344
Trade and other receivables		6,148	6,322
Other non-financial assets	(A.2)	2,531	2,374
Tax assets		539	407
Total current assets		20,896	20,571
Goodwill	(D.1)	29,777	29,088
Intangible assets		2,365	2,505
Property, plant, and equipment	(D.2)	4,255	4,276
Other financial assets		6,109	5,543
Trade and other receivables		121	203
Other non-financial assets	(A.2)	3,515	3,573
Tax assets		346	382
Deferred tax assets		2,993	2,193
Total non-current assets		49,482	47,763
Total assets		70,378	68,335

€ millions		2024	2023
Trade and other payables		1,875	1,783
Tax liabilities		439	266
Financial liabilities	(E.2)	2,271	1,735
Other non-financial liabilities		4,002	5,648
Provisions	(B.4)	2,341	235
Contract liabilities		7,734	4,975
Total current liabilities		18,662	14,642
Trade and other payables		20	39
Tax liabilities		818	877
Financial liabilities	(E.2)	7,321	7,941
Other non-financial liabilities		850	698
Provisions		444	433
Deferred tax liabilities		267	265
Contract liabilities		55	33
Total non-current liabilities		9,774	10,286
Total liabilities		28,436	24,928
Issued capital		1,229	1,229
Share premium		2,263	1,845
Retained earnings		39,953	42,457
Other components of equity		3,519	2,368
Treasury shares		–5,311	–4,741
Equity attributable to owners of parent		41,652	43,157

Non-controlling interests		289	249
Total equity	(E.1)	41,942	43,406
Total equity and liabilities		70,378	68,335

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SAP Half-Year Report 2024

Consolidated Statements of Changes in Equity of SAP Group

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total

12/31/2022	1,229	3,081	36,418	3,801	–4,341	40,186	2,662	42,848
Profit after tax			3,933			3,933	–43	3,890
Other comprehensive income			0	–701		–701	–165	–866
Comprehensive income			3,933	–701		3,233	–208	3,024
Share-based payments		777				777	111	888
Dividends			–2,395			–2,395	–21	–2,416
Reissuance of treasury shares under share-based payments					182	182		182
Transactions with non-controlling interests		–2,306	2,306			0	–2,261	–2,261
Other changes		0	–37			–37	0	–37
6/30/2023	1,229	1,552	40,225	3,100	–4,159	41,946	283	42,229

12/31/2023	1,229	1,845	42,457	2,368	–4,741	43,157	249	43,406
Profit after tax			60			60	34	94
Other comprehensive income			–4	1,152		1,147	13	1,160
Comprehensive income			55	1,152		1,207	47	1,253
Share-based payments		418				418	0	418
Dividends			–2,565			–2,565	–7	–2,571
Purchase of treasury shares					–947	–947		–947
Reissuance of treasury shares under share-based payments					377	377		377
Other changes			5			5	0	6
6/30/2024	1,229	2,263	39,953	3,519	–5,311	41,652	289	41,942

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SAP Half-Year Report 2024

Consolidated Statement of Cash Flows of SAP Group

€ millions	Q1–Q2 2024	Q1–Q2 2023
Profit (loss) after tax	94	3,890
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	0	–2,763
Depreciation and amortization	626	714
Share-based payment expense	1,280	1,167
Income tax expense	313	643
Financial income, net	–125	287
Decrease/increase in allowances on trade receivables	–23	5
Other adjustments for non-cash items	110	76
Increase/decrease in trade and other receivables	372	396
Decrease/increase in other assets	–17	–600
Increase/decrease in trade payables, provisions, and other liabilities	876	–896
Increase/decrease in contract liabilities	2,718	2,109
Share-based payments	–778	–697
Interest paid	–378	–244
Interest received	287	197
Income taxes paid, net of refunds	–1,057	–1,127
Net cash flows from operating activities – continuing operations	4,297	3,160
Net cash flows from operating activities – discontinued operations	0	80
Net cash flows from operating activities	4,297	3,240
Business combinations, net of cash and cash equivalents acquired	–19	0
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses	0	–91
Purchase of intangible assets and property, plant, and equipment	–365	–413
Proceeds from sales of intangible assets and property, plant, and equipment	55	43
Purchase of equity or debt instruments of other entities	–7,987	–220
Proceeds from sales of equity or debt instruments of other entities	7,370	722
Net cash flows from investing activities – continuing operations	–947	41
Net cash flows from investing activities – discontinued operations	0	6,323
Net cash flows from investing activities	–947	6,364
Dividends paid	–2,565	–2,395
Dividends paid on non-controlling interests	–6	–18
Purchase of treasury shares	–975	0
Proceeds from borrowings	1	0
Repayments of borrowings	–14	–1,724
Payments of lease liabilities	–148	–188
Transactions with non-controlling interests	0	43
Net cash flows from financing activities – continuing operations	–3,708	–4,283
Net cash flows from financing activities – discontinued operations	0	24
Net cash flows from financing activities	–3,708	–4,259
Effect of foreign currency rates on cash and cash equivalents	104	–212
Net decrease/increase in cash and cash equivalents	–254	5,134
Cash and cash equivalents at the beginning of the period	8,124	9,008
Cash and cash equivalents at the end of the period	7,870	14,142

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Notes to the Consolidated Half-Year Financial Statements

(IN.1) Basis for Preparation

General Information About Consolidated Half-Year Financial Statements

The registered seat of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The condensed Consolidated Half-Year Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. In this context, IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRS IC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

With the ongoing transformation from on-premise to cloud services, our business activities are no longer significantly influenced by seasonal effects. Consequently, interim results are now more indicative of our results for the full year, enabling more consistent financial planning and forecasting.

Our operating cash flow, however, is generally highest in the first quarter.

Amounts reported in previous years have been reclassified if appropriate to conform to the presentation in this half-year report.

These unaudited condensed Consolidated Half-Year Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2023, included in our Integrated Report 2023 and our Annual Report on Form 20-F for 2023.

Due to rounding, numbers presented throughout these Consolidated Half-Year Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Amounts disclosed in our Consolidated Half-Year Financial Statements that are taken directly from our Consolidated Income Statements or our Consolidated Statements of Financial Position are marked by the symbols and , respectively.

Accounting Policies, Management Judgments, and Sources of Estimation Uncertainty

How We Present Our Accounting Policies, Judgments, and Estimates

To ease the understanding of our financial statements, we present the accounting policies, judgments, and estimates on a given subject together with other disclosures related to the same subject in the Note that deals with this subject, and highlighted this disclosure with a light gray box and the symbol . We describe, however, only material changes of our accounting policies, judgments, and estimates in relation to our Consolidated Financial Statements for 2023.

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New Accounting Standards Not Yet Adopted

The IASB has issued IFRS 9 and IFRS 7 (Amendments to the Classification and Measurement of Financial Instruments) and published the new standard IFRS 18 (Presentation and Disclosure in Financial Statements) which are relevant for SAP but not yet effective. We are currently assessing the potential impacts on SAP.

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Section A – Customers

This section discusses disclosures related to contracts with our customers. These consist of revenue breakdowns and information about our trade receivables. For more information, see our Consolidated Financial Statements for 2023, Section A – Customers.

(A.1) Revenue

Accounting for Revenue from Contracts with Customers

Allocation of Transaction Price

We have established a hierarchy to identify the standalone selling prices (SSPs) that we use to allocate the transaction price of a customer contract to the performance obligations in the contract.

– Where SSPs for an offering are observable and reasonably consistent across customers (that is, not highly variable), our SSP estimates are derived from our respective pricing history. Typically, our standardized support offerings and our professional service offerings follow this approach.

– Where sales prices for an offering are not directly observable or highly variable across customers, we use estimation techniques.

As of 2024, we apply a new estimation technique to estimate the SSP using input parameters that more appropriately reflect SAP’s evolving business models. This SSP considers overall pricing objectives, taking market conditions and other factors into account. We estimate the SSP using a specific pricing range that encompasses the majority of our transactions. Typically, our cloud offerings follow this approach.

The change in estimation techniques for our cloud offerings did not lead to any material change in the allocation of transaction prices of a customer contract to the performance obligations of the contract. This estimate is based on contracts signed in the first half of the year and is subject to change based on the volume and nature of business conducted in the second half of the year.

As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to our SSPs.

– For offerings for which we cannot justify a range and we observe highly variable pricing, and for which we lack substantial direct costs to estimate based on a cost-plus-margin approach, we allocate the transaction price by applying a residual approach. We use this technique in particular for our standard on-premise software offerings.

Judgment is required when estimating SSPs. To judge whether the historical pricing of our goods and services is highly variable, we have established thresholds of pricing variability.

When we estimate an SSP range based on pricing objectives, we use judgment in determining the upper and lower end of the range. Such judgment considers price points achieved in the market as well as strategic pricing decisions.

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Cloud Revenue by Region

€ millions	Q1–Q2 2024	Q1–Q2 2023
EMEA	3,230	2,458
Americas	3,761	3,194
APJ	1,090	841
SAP Group	8,082	6,493

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Cloud and Software Revenue by Region

€ millions	Q1–Q2 2024	Q1–Q2 2023
EMEA	6,325	5,660
Americas	5,776	5,283
APJ	2,034	1,919
SAP Group	14,134	12,863

Total Revenue by Region

€ millions	Q1–Q2 2024	Q1–Q2 2023
Germany	2,520	2,283
Rest of EMEA	4,804	4,338
EMEA	7,323	6,621
United States	5,369	4,974
Rest of Americas	1,359	1,233
Americas	6,728	6,207
Japan	662	616
Rest of APJ	1,615	1,550
APJ	2,277	2,166
SAP Group	16,329	14,995

For more information about our revenue accounting policies, see the Notes to the Consolidated Financial Statements for 2023, Note (A.1).

(A.2) Trade and Other Receivables

€ millions	6/30/2024
	Current	Non-Current	Total
Trade receivables, net	5,721	4	5,725
Other receivables	427	116	543
Total	6,148	121	6,269

€ millions	12/31/2023
	Current	Non-Current	Total
Trade receivables, net	5,892	5	5,897
Other receivables	429	198	627
Total	6,321	203	6,524

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Section B – Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in Note (G.5) in our Consolidated Financial Statements for 2023, as well as SAP’s Compensation Report. For more information, see our Consolidated Financial Statements for 2023, Section B – Employees.

(B.1) Employee Headcount

On June 30, 2024, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below.

Number of Employees (in Full-Time Equivalents)

Full-time equivalents	6/30/2024				6/30/2023
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,434	4,148	4,448	13,029	4,010	4,083	4,000	12,093
Services	8,292	4,618	5,410	18,320	7,993	5,000	5,476	18,469
Research and development	18,073	5,441	12,331	35,844	17,910	5,872	12,318	36,100
Sales and marketing	12,053	9,438	5,112	26,603	11,778	10,121	5,303	27,202
General and administration	3,640	1,723	1,291	6,653	3,475	1,765	1,281	6,521
Infrastructure	2,845	1,129	890	4,865	2,800	1,284	859	4,943
SAP Group (6/30)	49,337	26,496	29,482	105,315	47,966	28,125	29,237	105,328
Thereof acquisitions[1]	0	0	0	0	0	0	0	0
SAP Group (six months’ end average)	49,414	27,689	29,745	106,848	47,917	28,127	29,337	105,380

1 Acquisitions closed between January 1 and June 30 of the respective year

(B.2) Employee Benefits Expenses

€ millions	Q1–Q2 2024	Q1–Q2 2023
Salaries	6,173	5,915
Social security expenses	1,056	975
Share-based payment expenses	1,280	1,167
Pension expenses	254	235
Employee-related restructuring expenses	2,873	250
Termination benefits	13	22
Employee benefits expenses	11,649	8,565

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(B.3) Share-Based Payments

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1–Q2 2024	Q1–Q2 2023
Cost of cloud	73	47
Cost of software licenses and support	22	20
Cost of services	192	198
Research and development	403	371
Sales and marketing	476	435
General and administration	114	96
Share-based payment expenses	1,280	1,167
Thereof cash-settled share-based payments	515	473
Thereof equity-settled share-based payments	765	694

In the first half of 2024, SAP also recognized €189 million (first half of 2023: €0 million) in accelerated share-based payment expenses triggered by the transformation program. These share-based payment expenses are classified as restructuring expenses in our consolidated income statements. For more information about SAP’s restructuring program, see Note (B.4).

Move SAP Plan and Grow SAP Plan

In the first half of 2024, we granted 7.4 million (first half of 2023: 13.9 million) share units. This includes 7.0 million (first half of 2023: 12.4 million) share units which we intend to settle in shares. The dilutive effect of outstanding equity-settled share units is reflected in the calculation of earnings per share, diluted. Of the share units we intend to settle in cash, 0.8 million share units were granted in June 2023 under the Grow SAP plan for the last time.

Own SAP Plan

Under the Own SAP plan, employees can purchase, on a monthly basis, SAP shares without any required holding period. The number of shares purchased by our employees under this plan was 2.4 million in the first half of 2024 (first half of 2023: 3.5 million).

For more information about our share-based payments and a detailed description of our share-based payment plans, see the Notes to the Consolidated Financial Statements for 2023, Note (B.3).

(B.4) Restructuring

€ millions	Q1–Q2 2024	Q1–Q2 2023
Employee-related restructuring expenses	2,873	250
Onerous contract-related restructuring expenses and restructuring related impairment losses	–1	8
Restructuring expenses	2,873	257

The vast majority of the restructuring expenses and related payments recognized in the first half of 2024 relate to the Company-wide transformation program that SAP announced in the first quarter to further increase its focus on key strategic growth areas, in particular business AI. SAP is transforming its operational setup to capture organizational synergies and AI-driven efficiencies, and to prepare the company for highly scalable future revenue growth. The restructuring is intended to ensure that SAP’s skillset and resources continue to meet future business needs and is expected to affect 9,000 to 10,000 positions, a majority of which will be covered by voluntary leave programs and internal re-skilling measures. The program is expected to be concluded early 2025.

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Restructuring expenses primarily include employee-related benefits such as severance payments and accelerated share-based payment expenses triggered by the transformation program (for more information on recognition and measurement of share-based payment programs, see Note B.3). The restructuring costs presented in 2023 mainly include expenses related to the targeted restructuring program in selected areas of the Company that was executed in 2023.

For the movement of the restructuring provision, please refer to the below table:

€ millions	Restructuring Provision
Opening balance as at 1/1/2024	37
Additions	2,873
Utilizations	–550
Transfer to share-based payment liability	–92
Ending balance as at 6/30/2024	2,268

The table below reconciles the utilization of the restructuring provision with the overall cash outflow related to restructuring:

€ millions	Q1–Q2 2024
Utilizations	550
Restructuring related share-based payments	2
Payments related to time account	11
Net cash outflow	563

If not presented separately, the restructuring expenses would break down in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	Q1–Q2 2024	Q1–Q2 2023
Cost of cloud	95	6
Cost of software licenses and support	80	11
Cost of services	533	34
Research and development	1,100	40
Sales and marketing	906	150
General and administration	160	16
Restructuring expenses	2,873	257

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Section C – Financial Results

This section provides insight into the financial results of SAP’s reportable segments and of SAP overall, as far as not already covered by previous sections. This includes segment results and income taxes. For more information, see our Consolidated Financial Statements for 2023, Section C – Financial Results.

(C.1) Results of Segments

General Information

At year end 2023, SAP had five operating segments. The Applications, Technology & Services (ATS) segment was SAP’s only reportable segment. Due to their size, the Emarsys, Taulia, Sustainability, and Business Network segments were non-reportable.

In the first quarter of 2024, the non-reportable Business Network segment was dissolved and integrated into the ATS segment.

SAP is evolving into a holistically steered cloud company with the help of a cohesive product portfolio and commercialization of product bundles (such as RISE with SAP and GROW with SAP). In the course of this continuous transformation and the resulting changes in Executive Board responsibility in the second quarter of 2024, it was concluded that SAP’s Chief Operating Decision Maker (CODM) steers SAP on a consolidated basis. Consequently, with effect from the second quarter of 2024, SAP has a single operating segment.

Segment Reporting Policies

Our management reporting system produces reports that present information about our business activities in a variety of ways, for example, by line of business, geography, and areas of responsibility of individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in based on several different results. However, operating results of SAP are reviewed on a Group level by the CODM as a whole.

There are no parts of our Company that qualify as separate operating segments under IFRS 8, and our Executive Board assesses the financial performance of our Company on a consolidated basis.

Our management reporting system produces a variety of reports that differ due to the currency exchange rates used in the accounting for foreign-currency transactions and operations, where both actual and constant currency numbers are reported to and used by our CODM. Reports based on actual currencies use the same currency rates that are used in our financial statements, whereas reports based on constant-currency report revenues and expenses use the average exchange rates from the previous year’s corresponding period.

We use an operating profit indicator to measure the performance of our operating segments. The accounting policies applied in the measurement of operating segment expenses and profit differ as follows from the IFRS accounting principles used to determine the operating profit measure in our income statement:

The expense measures exclude:

–	Acquisition-related charges such as amortization expense and impairment charges for intangibles acquired in business combinations, including goodwill impairment charges, and certain standalone acquisitions of intellectual property (including purchased in-process research and development) as well as settlements of pre-existing business relationships in connection with a business combination, and acquisition-related third-party expenses

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–	Restructuring expenses

–	Regulatory compliance matter expenses

Information about assets and liabilities is not regularly provided to our CODM.

Results of Segments

€ millions, unless otherwise stated	Q1–Q2 2024		Q1–Q2 2023
	Actual Currency	Constant Currency	Actual Currency
Cloud	8,082	8,131	6,493
Software licenses	432	436	591
Software support	5,621	5,661	5,778
Software licenses and support	6,053	6,097	6,369
Cloud and software	14,134	14,228	12,863
Services	2,195	2,202	2,132
Total segment revenue	16,329	16,430	14,995
Cost of cloud	–2,190	–2,197	–1,876
Cost of software licenses and support	–637	–633	–665
Cost of cloud and software	–2,827	–2,830	–2,541
Cost of services	–1,699	–1,700	–1,717
Total cost of revenue	–4,526	–4,530	–4,258
Cloud gross profit	5,892	5,934	4,617
Segment gross profit	11,803	11,900	10,737
Other segment expenses	–8,330	–8,360	–7,958
Segment profit (loss)	3,473	3,540	2,779

In the first half of 2024, the depreciation and amortization expense decreased 13% (13% at constant currencies), from €537 million to €468 million.

For more information about the disaggregation of revenue, see the Notes to the Consolidated Half-Year Financial Statements, Note (A.1).

(C.2) Reconciliation of Segment Measures to Income Statement

€ millions	Q1–Q2 2024		Q1–Q2 2023
	Actual Currency	Constant Currency	Actual Currency
Total segment revenue	16,329	16,430	14,995
Adjustment for currency impact	0	–101	0
Total revenue	16,329	16,329	14,995
Total segment profit	3,473	3,540	2,779
Adjustment for currency impact	0	–67	0
Adjustment for
Acquisition-related charges	–166	–166	–177
Restructuring	–2,873	–2,873	–257
Regulatory compliance matter expenses	0	0	–170
Operating profit	434	434	2,174
Other non-operating income/expense, net	–153	–153	–116
Financial income, net	2	2	–247
Adjustment for gains and losses from equity securities, net	123	123	–41
Profit before tax	407	407	1,771

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(C.3) Financial Income, Net

In the first half of 2024, finance income mainly consisted of income from gains from disposals and fair value adjustments of equity securities totaling €284 million (first half of 2023: €186 million), and interest income from loans and receivables, other financial assets (cash, cash equivalents, and current investments) as well as from derivatives amounting to €327 million (first half of 2023: €190 million).

In the first half of 2024, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €159 million (first half of 2023: €226 million), and interest expense on financial liabilities including lease liabilities as well as negative effects from derivatives amounting to €260 million (first half of 2023: €370 million).

For more information about our financial income, net, see the Notes to the Consolidated Financial Statements for 2023, Note (C.4).

(C.4) Income Taxes

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute mainly with the German and only a few foreign tax authorities. The German dispute is in respect of certain secured capital investments, while the few foreign disputes are mainly in respect of the deductibility of intercompany royalty payments and intercompany services. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,991 million (2023: €1,815 million) in total (including related interest expenses and penalties of €1,095 million (2023: €1,003 million)).

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Section D – Invested Capital

This section highlights the non-current assets including investments that form the basis of our operating activities. Additions in invested capital include separate asset acquisitions or business combinations. For more information, see our Consolidated Financial Statements for 2023, Section D – Invested Capital.

(D.1) Goodwill

In the first half of 2024, the Company underwent several changes in its segment structure. Starting in the second quarter of 2024, the Company now has a single operating segment and monitors its goodwill at this level. For more information, see Note (C.1). The €689 million increase in goodwill since December 31, 2023, was due to the revaluation of amounts denominated in foreign currencies. The Company evaluates on an ongoing basis whether there are triggering events that would require an impairment test for goodwill through both qualitative and quantitative analyses. Our assessment of internal and external factors in the first half of 2024, including the change in segment structure and reorganizations which have no adverse effect, led us to conclude that no triggering events occurred since our annual goodwill impairment test in 2023. No impairment tests were performed in the first half of 2024.

(D.2) Property, Plant, and Equipment

Property, Plant, and Equipment (Summary)

€ millions	6/30/2024	12/31/2023
Property, plant, and equipment excluding leases	2,925	2,901
Right-of-use assets	1,330	1,375
Total	4,255	4,276

Additions	Q1–Q2 2024	Q1–Q4 2023
Property, plant, and equipment excluding leases	308	626
Right-of-use assets	123	184
Total	431	810

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Section E – Capital Structure, Financing, and Liquidity

This section provides information related to how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and deep debt capacity. For more information, see our Consolidated Financial Statements for 2023, Section E – Capital Structure, Financing, and Liquidity.

(E.1) Total Equity

Number of Shares

millions	Issued Capital	Treasury Shares
12/31/2022	1,228.5	–61.4
Reissuance under share-based payments	0	2.6
6/30/2023	1,228.5	–58.8

12/31/2023	1,228.5	–61.3
Reissuance under share-based payments	0	4.6
Purchase	0	–5.3
6/30/2024	1,228.5	–62.0

In the first half of 2023, we reissued 2.6 million treasury shares to service share-based payment awards under our Move SAP plan. In the first half of 2024, we bought back 5.3 million shares and reissued 4.6 million treasury shares to service share-based payment awards under our Move SAP plan.

Other Components of Equity

€ millions	Exchange Differences	Cash Flow Hedges	Total
12/31/2022	4,015	16	4,031
Other comprehensive income	–876	10	–866
6/30/2023	3,140	26	3,165

12/31/2023	2,418	9	2,426
Other comprehensive income	1,163	1	1,164
6/30/2024	3,581	10	3,591

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(E.2) Liquidity

€ millions	6/30/2024
	Nominal Volume		Carrying Amount
	Current	Non- Current	Current	Non- Current	Total
Bonds	1,450	5,930	1,449	5,296	6,745
Private placement transactions	302	93	303	97	400
Commercial Paper	0	0	0	0	0
Bank loans	0	0	0	0	0
Financial debt	1,752	6,024	1,752	5,393	7,145
Lease liabilities	NA	NA	287	1,300	1,587
Other financial liabilities	NA	NA	233	627	860
Financial liabilities			2,271	7,321	9,592
Financial debt as % of financial liabilities			77	74	74

€ millions	12/31/2023
	Nominal Volume		Carrying Amount
	Current	Non- Current	Current	Non- Current	Total
Bonds	850	6,521	849	5,932	6,780
Private placement transactions	292	90	294	95	388
Commercial Paper	0	0	0	0	0
Bank loans	0	0	0	0	0
Financial debt	1,143	6,612	1,143	6,026	7,169
Lease liabilities	NA	NA	294	1,327	1,621
Other financial liabilities	NA	NA	298	588	886
Financial liabilities			1,735	7,941	9,676
Financial debt as % of financial liabilities			66	76	74

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Section F – Management of Financial Risk Factors

This section discusses financial risk factors and risk management. In our half-year report, this includes the transfers between levels of the fair value hierarchy. For more information, particularly about our risk management related to foreign currency exchange rate risk, interest rate risk, equity price risk, credit risk, liquidity risk, and other financial risk factors, see our Consolidated Financial Statements for 2023, Section F – Risk Management and Fair Value Disclosures.

(F.1) Financial Risk Factors, Financial Risk Management, and Fair Value Disclosures on Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, the management of financial risks, and the determination of fair value as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Note (F.1) and (F.2) in the Consolidated Financial Statements for 2023.

We do not disclose the fair value of our financial instruments as at June 30, 2024, for the following reasons:

–	For a large number of our financial instruments, their carrying amounts are a reasonable approximation of their fair values, and

–	For those financial instruments where the carrying amount differs from fair value, there was no material change in the relation between carrying amount and fair value since December 31, 2023.

On June 5, 2024, SAP and WalkMe Ltd. (“WalkMe” / NASDAQ: WKME) announced that the companies had entered into a definitive agreement under which SAP will acquire 100% of WalkMe. The acquisition is subject to customary closing conditions, including the receipt of WalkMe shareholder approval and necessary regulatory clearances. To hedge against EUR-USD fluctuations and thus to secure the euro countervalue of the purchase price of approximately US$1.5 billion, we have entered into a deal contingent forward applying cash flow hedge accounting.

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Section G – Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to other litigation, claims, and legal contingencies, and related party transactions. For more information, see our Consolidated Financial Statements for 2023, Section G – Other Disclosures.

(G.1) Other Litigation, Claims, and Legal Contingencies

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as at June 30, 2024, will neither individually nor in the aggregate have a material adverse effect on our business.

Among the claims and lawsuits are the following classes (for more information about these classes, see the Notes to the Consolidated Financial Statements for 2023, Note (G.3)).

Intellectual-Property-Related Litigation and Claims

For individual cases of intellectual-property-related litigation and claims disclosed in our Integrated Report 2023, there were no significant developments in the first half of 2024.

The provisions recorded for intellectual-property-related litigation and claims continue to be not material. There have also been no significant changes during the first half of 2024 relating to our assessment for contingent liabilities from intellectual-property-related litigation and claims for which no provision has been recognized.

Tax-Related Litigation

There have been no significant changes in contingent liabilities from non-income tax-related litigation for which no provision has been recognized compared to our Consolidated Financial Statements for 2023, Note (G.3).

For more information about our income tax-related litigation, see Note (C.4).

Anti-Bribery Matters

In January 2024, following comprehensive and exhaustive investigations, dialogue, and corresponding remediation activities, SAP entered into a final settlement agreement with the U.S. Securities and Exchange Commission (U.S. SEC) and the U.S. Department of Justice (U.S. DOJ), as well as with local authorities and parties in South Africa, to resolve the criminal and civil claims against SAP fully and finally. Under this agreement, SAP has been required to make payments amounting to €207 million and will continue to enhance its compliance program, including related internal controls, policies, and procedures, and report to and cooperate with relevant regulators.

As a consequence of the agreement, as at December 31, 2023, provisions for fines in regulatory compliance matters totaling €155 million were recognized in our Consolidated Financial Statements for the year 2023 as well as repayments to customers, for which revenue recognized from contracts with customers have been reversed. A considerable portion of these repayments to customers was eligible to be credited against the fines incurred in the regulatory compliance matters. Significant payments were made in the first half of 2024. The remaining provision as at June 30, 2024, amounts to €25 million and is expected to be settled in the second half of 2024.

For more information, see the Notes to the Consolidated Financial Statements for 2023, Note (G.3).

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(G.2) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold or have held positions of significant responsibility with other entities (for more information, see the Notes to the Consolidated Financial Statements for 2023, Note (G.4)). We have relationships with certain of these entities in the ordinary course of business.

On May 15, 2024, the Annual General Meeting of Shareholders elected Pekka Ala-Pietilä as chairperson of the Supervisory Board as successor to Hasso Plattner, whose term of office expired with effect from that date. As of his election date, Pekka Ala-Pietilä became a related party. Subsequently, all parties that were considered related to SAP due to their connection to and/or their relationship with Hasso Plattner will not be considered as related parties after May 15, 2024. This includes transactions after that date as well as outstanding balances and commitments.

	Executive Board Members		Supervisory Board Members		Companies Controlled by Supervisory Board Members		Associated Entities
€ millions	Q1–Q2 2024	Q1–Q2 2023	Q1–Q2 2024	Q1–Q2 2023	Q1–Q2 2024	Q1–Q2 2023	Q1–Q2 2024	Q1–Q2 2023
Products and services provided	NA	NA	NA	0	0	0	22	9
Products and services received	0	NA	0[1]	1[1]	1	2	50	60
Sponsoring and other financial support provided	NA	NA	NA	NA	5	2	NA	NA
Outstanding balances on 6/30 (Vendors)	NA	NA	NA	0	NA	0	3	2
Outstanding balances on 6/30 (Customers)	NA	NA	NA	0	NA	0	1	1
Commitments on 6/30	NA	NA	NA	0	NA	48	NA	NA

1 Including services from employee representatives on the Supervisory Board in their capacity as employees of SAP

For more information about related party transactions, see the Notes to the Consolidated Financial Statements for 2023, Note (G.6).

(G.3) Events after the Reporting Period

No events have occurred since June 30, 2024, that have a material impact on the Company’s Consolidated Half-Year Financial Statements.

(G.4) Scope of Consolidation

Entities Consolidated in the Financial Statements

Total
12/31/2023	235
Additions	2
Disposals	–11
6/30/2024	226

The additions in the first half of 2024 relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to liquidations and mergers of legal entities.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see the SAP Integrated Report 2023.

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SAP Half-Year Report 2024

Release of the Consolidated Half-Year Financial Statements

The Executive Board of SAP SE approved these Consolidated Half-Year Financial Statements on July 21, 2024, for submission to the Audit and Compliance Committee of the Supervisory Board and for subsequent issuance.

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SAP Half-Year Report 2024

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for half-year financial reporting, the Consolidated Half-Year Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the SAP Group, and the Consolidated Half-Year Management Report of the SAP Group includes a fair review of the development and performance of the business and the position of the SAP Group, together with a description of the material opportunities and risks associated with the expected development of the SAP Group for the remaining months of the financial year.

Walldorf, July 21, 2024

SAP SE

Walldorf, Baden

The Executive Board

Christian Klein	Muhammad Alam

Dominik Asam	Dr. Juergen Mueller

Scott Russell	Thomas Saueressig

Gina Vargiu-Breuer	Julia White

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SAP Half-Year Report 2024

Supplementary Financial Information

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024	Q2 2024
Revenues
Cloud	3,178	3,316	3,472	3,699	13,664	3,928	4,153
% change – yoy	24	19	16	20	20	24	25
% change constant currency – yoy	22	22	23	25	23	25	25
Cloud ERP Suite	2,422	2,562	2,711	2,931	10,626	3,167	3,414
% change – yoy	35	30	26	28	29	31	33
% change constant currency – yoy	33	33	34	33	33	32	33
Software licenses	276	316	335	838	1,764	203	229
% change – yoy	–13	–26	–17	–8	–14	–26	–28
% change constant currency – yoy	–13	–24	–14	–6	–12	–25	–27
Software support	2,905	2,873	2,872	2,846	11,496	2,829	2,792
% change – yoy	–1	–3	–5	–5	–3	–3	–3
% change constant currency – yoy	–1	–1	–1	–1	–1	–1	–3
Software licenses and support	3,180	3,189	3,208	3,683	13,261	3,031	3,021
% change – yoy	–2	–6	–6	–6	–5	–5	–5
% change constant currency – yoy	–2	–4	–2	–2	–3	–4	–5
Cloud and software	6,358	6,505	6,679	7,382	26,924	6,960	7,175
% change – yoy	10	5	4	6	6	9	10
% change constant currency – yoy	8	8	9	10	9	11	10
Total revenue	7,441	7,554	7,744	8,468	31,207	8,041	8,288
% change – yoy	10	5	4	5	6	8	10
% change constant currency – yoy	9	8	9	9	9	9	10
Share of more predictable revenue (in %)	82	82	82	77	81	84	84
Profits
Operating profit (loss) (IFRS)	803	1,371	1,723	1,902	5,799	–787	1,222
Operating profit (loss) (non-IFRS)	1,321	1,457	1,767	1,969	6,514	1,533	1,940
% change -yoy	–15	14	7	1	1	16	33
% change constant currency - yoy	–15	19	13	5	5	19	35
Profit (loss) after tax (IFRS)	403	724	1,272	1,201	3,600	–824	918
Profit (loss) after tax (non-IFRS)	868	799	1,352	1,302	4,321	944	1,278
% change	–20	–9	13	–10	–6	9	60
Margins
Cloud gross margin (IFRS, in %)	70.5	71.1	72.7	71.9	71.6	72.2	73.0
Cloud gross margin (non-IFRS, in %)	70.8	71.4	73.0	72.2	71.9	72.5	73.3
Software license and support gross margin (IFRS, in %)	88.6	89.8	90.0	89.8	89.6	89.2	89.7
Software license and support gross margin (non-IFRS, in %)	88.9	90.2	90.1	89.8	89.8	89.2	89.7
Cloud and software gross margin (IFRS, in %)	79.5	80.3	81.0	80.8	80.4	79.6	80.0
Cloud and software gross margin (non-IFRS, in %)	79.9	80.6	81.2	81.0	80.7	79.8	80.2
Gross margin (IFRS, in %)	71.0	71.6	72.8	73.3	72.2	71.7	72.6
Gross margin (non-IFRS, in %)	71.3	71.9	73.0	73.4	72.4	71.8	72.7
Operating margin (IFRS, in %)	10.8	18.2	22.2	22.5	18.6	–9.8	14.7

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€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024	Q2 2024
Operating margin (non-IFRS, in %)	17.8	19.3	22.8	23.3	20.9	19.1	23.4
Key Profit Ratios
Effective tax rate (IFRS, in %)	40.5	33.8	27.8	33.6	32.6	16.0	33.8
Effective tax rate (non-IFRS, in %)	29.1	33.0	27.1	32.5	30.3	32.4	33.6

Earnings per share, basic (IFRS, in €) from continuing operations	0.35	0.62	1.09	1.05	3.11	–0.71	0.76
Earnings per share, basic (non-IFRS, in €) from continuing operations	0.75	0.69	1.16	1.12	3.72	0.81	1.10
Earnings per share, basic (IFRS, in €)[1]	0.41	2.70	1.09	1.05	5.26	–0.71	0.76
Earnings per share, basic (non-IFRS, in €)[1]	0.83	2.40	1.16	1.12	5.51	0.81	1.10
Order Entry and current cloud backlog
Current cloud backlog	11,148	11,537	12,269	13,745	13,745	14,179	14,803
% change – yoy	25	21	19	25	25	27	28
% change constant currency – yoy	25	25	25	27	27	28	28
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	45	46	49	62	55	52	52
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	26	25	21	14	19	21	20
Liquidity and Cash Flow
Net cash flows from operating activities	2,311	848	1,124	1,926	6,210	2,757	1,540
Purchase of intangible assets and property, plant, and equipment	–257	–156	–182	–190	–785	–187	–178
Payments of lease liabilities	–99	–89	–78	–66	–332	–78	–70
Free cash flow	1,955	604	865	1,670	5,093	2,492	1,291
% of total revenue	26	8	11	20	16	31	16
% of profit after tax (IFRS)	485	83	68	139	141	NA	141
Cash and cash equivalents	8,766	14,142	9,378	8,124	8,124	9,295	7,870
Group liquidity	9,700	14,326	12,122	11,275	11,275	13,411	11,449
Financial debt (–)	–10,751	–10,146	–8,445	–7,755	–7,755	–7,770	–7,776
Net liquidity (+) / Net debt (–)	–1,050	4,180	3,677	3,521	3,521	5,641	3,674
Non-Financials
Number of employees (quarter end)[2]	105,132	105,328	106,495	107,602	107,602	108,133	105,315
Employee retention (in %, rolling 12 months)	93.8	95.1	96.0	96.4	96.4	96.6	96.6
Women in management (in %, quarter end)	29.4	29.5	29.5	29.7	29.7	29.8	29.9
Women in executive roles (in %, quarter end)	21.8	21.9	22.1	22.2	22.2	21.7	21.9
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[3] (in million tons CO2 equivalents)					6.9	1.8	1.8

1 From continuing and discontinued operations

2 In full-time equivalents

3 Our gross greenhouse gas emissions (GHG) – which cover scope 1, scope 2, and scope 3 (market-based) – include the total lifecycle emissions resulting from the use of our on-premise software. A projection over the next 12 months amounts to 5.9 million tons CO2e. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

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SAP Half-Year Report 2024

Reconciliation of Non-IFRS Numbers to IFRS Numbers – Half Year

Reconciliation of Non-IFRS Revenue – Year-to-Date

	Q1–Q2 2024			Q1–Q2 2023	∆ in %
€ millions, unless otherwise stated	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	8,082	49	8,131	6,493	24	25
Software licenses	432	5	436	591	–27	–26
Software support	5,621	40	5,661	5,778	–3	–2
Software licenses and support	6,053	44	6,097	6,369	–5	–4
Cloud and software	14,134	93	14,228	12,863	10	11
Services	2,195	8	2,202	2,132	3	3
Total revenue	16,329	101	16,430	14,995	9	10

Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

	Q1–Q2 2024					Q1–Q2 2023			∆ in %
€ millions, unless otherwise stated	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–2,214	25	–2,190			–1,897	21	–1,876	17	17
Cost of software licenses and support	–637	0	–637			–687	22	–665	–7	–4
Cost of cloud and software	–2,851	25	–2,827			–2,584	43	–2,541	10	11
Cost of services	–1,699	0	–1,699			–1,718	0	–1,717	–1	–1
Total cost of revenue	–4,550	25	–4,526			–4,301	44	–4,258	6	6
Gross profit	11,778	25	11,803	97	11,900	10,693	44	10,737	10	10	11
Research and development	–3,270	3	–3,267			–3,138	4	–3,134	4	4
Sales and marketing	–4,496	129	–4,366			–4,457	299	–4,158	1	5
General and administration	–696	9	–687			–670	1	–669	4	3
Restructuring	–2,873	2,873	0			–257	257	0	>100	NA
Other operating income/expense, net	–9	0	–9			3	0	3	NA	NA
Total operating expenses	–15,894	3,039	–12,855	–34	–12,890	–12,820	604	–12,216	24	5	6

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SAP Half-Year Report 2024

Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

	Q1–Q2 2024					Q1–Q2 2023			∆ in %
€ millions, unless otherwise stated	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	434	3,039	3,473	67	3,540	2,174	604	2,779	–80	25	27
Other non-operating income/expense, net	–153	0	–153			–116	0	–116	32	32
Finance income	611	–282	328			369	–185	184	65	79
Finance costs	–486	159	–327			–656	226	–430	–26	–24
Financial income, net	125	–123	2			–287	41	–247	NA	NA
Profit (loss) before tax from continuing operations	407	2,916	3,322			1,771	645	2,416	–77	37
Income tax expense	–313	–787	–1,100			–643	–106	–749	–51	47
Profit (loss) after tax from continuing operations	94	2,129	2,223			1,128	539	1,667	–92	33
Attributable to owners of parent	60	2,163	2,222			1,135	543	1,678	–95	32
Attributable to non-controlling interests	34	–34	0			–7	–4	–11	NA	NA
Profit (loss) after tax[1]	94	2,129	2,223			3,491	–43	3,448	–97	–36
Attributable to owners of parent[1]	60	2,163	2,222			3,640	136	3,776	–98	–41
Attributable to non-controlling interests[1]	34	–34	0			–149	–179	–327	NA	NA

Key Ratios
Operating margin (in %)	2.7		21.3		21.5	14.5		18.5	–11.8pp	2.7pp	3.0pp
Effective tax rate (in %)[2]	76.9		33.1			36.3		31.0	40.6pp	2.1pp
Earnings per share, basic (in €) from continuing operations	0.05		1.91			0.97		1.44	–95	33
Earnings per share, basic (in €)[1]	0.05		1.91			3.12		3.23	–98	–41

1 From continuing and discontinued operations

2 The difference between our effective tax rate (IFRS) and our effective tax rate (non-IFRS) in the first half of 2024 and 2023 mainly resulted from restructuring expenses.

Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q2 2024	Q1–Q2 2023
Net cash flows from operating activities – continuing operations	4,297	3,160
Purchase of intangible assets and property, plant, and equipment	–365	–413
Payments of lease liabilities	–148	–188
Free cash flow	3,784	2,559

Net cash flows from investing activities – continuing operations	–947	41
Net cash flows from financing activities – continuing operations	–3,708	–4,283

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SAP Half-Year Report 2024

Non-IFRS Adjustments Actuals and Estimates – Half Year

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2024	Q1–Q2 2024	Q1–Q2 2023
Profit (loss) before tax from continuing operations (IFRS)		407	1,771
Adjustment for acquisition-related charges	280–360	166	177
Adjustment for restructuring	approximately €3 B	2,873	257
Adjustment for regulatory compliance matter expenses	0	0	170
Adjustment for gains and losses from equity securities, net	NA1	–123	41
Profit (loss) before tax from continuing operations (non-IFRS)		3,322	2,416

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could, however, have a material impact on our non-IFRS measures below operating profit.

Non-IFRS-Adjustments by Functional Areas – Half Year

	Q1–Q2 2024					Q1–Q2 2023
€ millions	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS	IFRS	Acquisition -Related	Restruc- turing	RCM[1]	Non-IFRS
Cost of cloud	–2,214	25	0	0	–2,190	–1,897	21	0	0	–1,876
Cost of software licenses and support	–637	0	0	0	–637	–687	22	0	0	–665
Cost of services	–1,699	0	0	0	–1,699	–1,718	0	0	0	–1,717
Research and development	–3,270	3	0	0	–3,267	–3,138	4	0	0	–3,134
Sales and marketing	–4,496	129	0	0	–4,366	–4,457	129	0	170	–4,158
General and administration	–696	9	0	0	–687	–670	1	0	0	–669
Restructuring	–2,873	0	2,873	0	0	–257	0	257	0	0
Other operating income/expense, net	–9	0	0	0	–9	3	0	0	0	3
Total operating expenses	–15,894	166	2,873	0	–12,855	–12,820	177	257	170	–12,216

1 Regulatory compliance matters

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SAP Half-Year Report 2024

Revenue by Region (IFRS and Non-IFRS) – Half Year

	Q1–Q2 2024			Q1–Q2 2023	∆ in %
€ millions	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	3,230	–12	3,219	2,458	31	31
Americas	3,761	5	3,766	3,194	18	18
APJ	1,090	56	1,146	841	30	36
Cloud revenue	8,082	49	8,131	6,493	24	25
Cloud and Software Revenue by Region
EMEA	6,325	–18	6,306	5,660	12	11
Americas	5,776	5	5,781	5,283	9	9
APJ	2,034	107	2,140	1,919	6	12
Cloud and software revenue	14,134	93	14,228	12,863	10	11
Total Revenue by Region
Germany	2,520	0	2,520	2,283	10	10
Rest of EMEA	4,804	–23	4,781	4,338	11	10
Total EMEA	7,323	–23	7,301	6,621	11	10
United States	5,369	1	5,370	4,974	8	8
Rest of Americas	1,359	3	1,362	1,233	10	10
Total Americas	6,728	4	6,732	6,207	8	8
Japan	662	78	740	616	7	20
Rest of APJ	1,615	42	1,658	1,550	4	7
Total APJ	2,277	120	2,397	2,166	5	11
Total revenue	16,329	101	16,430	14,995	9	10

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SAP Half-Year Report 2024

General Information

Forward-Looking Statements

This half-year report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Performance Against Our Outlook for 2024 section, the Risk Management and Risks section, the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results, both our Integrated Report 2023 and our Annual Report on Form 20-F for 2023, should be considered, as well as all of our other filings with the U.S. Securities and Exchange Commission (U.S. SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including IDC, the ECB, and the IMF. This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Management and Risks section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation as at June 30, 2024, or the half year ended on that date unless otherwise stated.

Non-IFRS Financial Information

This half-year report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information section. For more information about non-IFRS measures, see our Web site www.sap.com/investors/sap-non-ifrs-measures.

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SAP Half-Year Report 2024

Additional Information

Financial Calendar

October 21, 2024

Third-quarter 2024 earnings release, conference call for financial analysts and investors

May 13, 2025

Annual General Meeting of Shareholders

Investor Services

Additional information about this half-year report is available online at www.sap.com/investors/en/calendar, including the official quarterly statement, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

Visit www.sap.com/investors/en/reports to access the following publications:

–	SAP Integrated Report (IFRS, PDF, www.sapintegratedreport.com)

–	SAP Annual Report on Form 20-F (IFRS, PDF)

–	SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)

–	Half-Year Report (IFRS, PDF)

–	Quarterly Statements (IFRS, PDF)

Our Investor Relations Web sites at www.sap.com/investors provide in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need.

For sustainability reasons and faster distribution, SAP decided to refrain from printing reports.

You can reach us by phone at +49 6227 7-67336, send a fax to +49 6227 7-40805, or e-mail us at investor@sap.com.

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SAP Half-Year Report 2024

Addresses

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

Tel. +49 6227 7-47474

Fax +49 6227 7-57575

Internet www.sap.com

E-mail info@sap.com

The addresses of all our international subsidiaries and sales partners are available on our public Web site at www.sap.com/about/company/office-locations

Information About Content

Investor Relations

Tel. +49 6227 7-67336

Fax +49 6227 7-40805

E-mail investor@sap.com

LinkedIn: www.linkedin.com/showcase/sap-investor-relations

Internet: www.sap.com/investors

Imprint

Overall responsibility:

SAP SE

Corporate Financial Reporting

Published on July 22, 2024.

The German version of this Half-Year Report can be found under

www.sap.com/investors/de/reports

Copyright Usage in Collateral

© 2024 SAP SE or an SAP affiliate company. All rights reserved. No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE or an SAP affiliate company. SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/trademark for additional trademark information and notices.

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